Fulbright Tower • 1301 McKinney, Suite 5100 • Houston, Texas 77010-3095

Main: 713 651 5151 • Facsimile: 713 651 5246

February 27, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Offshore Group Investment Limited

Amendment No. 1 to Registration Statement on Form S-4

Filed January 18, 2013

File No. 333-185117

Ladies and Gentlemen:

By letter dated January 29, 2013, Offshore Group Investment Limited (the “Company”) received the comments (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the above listed filing of the Company. On behalf of the Company and in response to the Comment Letter, we submit the following responses in conjunction with the filing of Amendment No. 2 to the Company’s Registration Statement on Form S-4 (File No. 333-185117) (“Amendment No. 2”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Amendment No. 1 to Registration Statement on Form S-4 Filed January 18, 2013

General

1.	We note your response to comment 1 from our letter to you dated December 17, 2012, and we reissue the comment. Although your supplemental response addresses many of the required confirmations and representations, it is not sufficient. All such required confirmations and representations must be included in a separate letter to be submitted via EDGAR by the issuer, rather than merely set forth in a response letter by outside counsel.

Response: The Company will submit a separate letter with the required confirmations and representations prior to its request for effectiveness of the registration statement.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis

Munich • New York • Pittsburgh-Southpointe • Riyadh • San Antonio • St. Louis • Washington DC

www.fulbright.com

Securities and Exchange Commission

February 27, 2013

Signatures

2.	We note your response to comment 4 from our letter to you dated December 17, 2012. While a properly designated attorney-in-fact may sign on behalf of an officer or director, the name of the officer or director must nonetheless appear beneath the corresponding signature line. Please replace the titles of Managing Directors “A” and “B” of Vantage Drilling Netherlands B.V. with their respective names.

Response: The Company has replaced the titles with their respective names on Signature Page 14 of 25 in Amendment No. 2

Opinions of Counsel

3.	We note that you have filed new legality opinions as exhibits. Please obtain and file as exhibits new or revised legality opinions that address each of the following comments.

Response: The Company has obtained and filed as Exhibits 5.3 to 5.7 to Amendment No. 2 revised legality opinions that address each of the following comments. In addition, the Company has obtained and filed as Exhibit 5.9 to Amendment No. 2 a new legality opinion from Luxembourg counsel.

4.	Many of the following comments concern assumptions within the scope of the representations typically made by, or which could be obtained from, officers or employees and upon which counsel may rely in rendering its opinion. Because such matters are needed for counsel to render its opinion, some of these assumptions appear to “assume away” the relevant issue, assume facts underlying the opinion, or are otherwise overly broad. In that regard, we refer you to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), at Section II.B.3.a. See also prior comment 6 from our letter to you dated December 17, 2012.

Response: The Company had previously provided Staff Legal Bulletin No. 19 to its foreign counsels. The Company has obtained and filed as Exhibits 5.3 to 5.7 to Amendment No. 2 revised legality opinions to clarify assumptions needed for each foreign counsel to render its opinion.

Exhibit 5.3

5.	The assumption set forth at paragraph 5.6 is overly broad insofar as “the parties” could also include the Guarantor, as defined. Please obtain and file a new or revised legality opinion.

Response: The Company has obtained and filed as Exhibit 5.3 to Amendment No. 2 a revised legality opinion to remove the Guarantor from the scope of paragraph 5.6 thereto.

Securities and Exchange Commission

February 27, 2013

Exhibit 5.4

6.	The assumption in paragraph (e) underlies the required legal determination whether the registrant is legally incorporated. The assumption in paragraph (h) that the Exchange Notes “will have been validly authorized by the parties” is overly broad, insofar as that group includes the Company. The reference to the “Board of Resolutions” in paragraph (m) is unclear, and the assumptions in paragraphs (l), (m) and (o) appear to cover matters about which counsel could obtain corresponding representations by officers or employees of the Company, at least with regard to matters within the Company’s control or imputed knowledge. Please obtain and file a new or revised legality opinion.

Response: The Company has obtained and filed as Exhibit 5.4 to Amendment No. 2 a revised legality opinion that (i) removes the assumption in paragraph (e), (ii) revises the assumption in paragraph (h) to eliminate the Company from the scope thereof and (iii) removes the assumptions in paragraph (l), (m), (n) and (o).

Exhibit 5.5

7.	We note the reference in the assumption in paragraph 3.7 to “the laws of regulations of Malaysia.” If counsel intends to refer to the laws and regulations, it should make that clear in the new or revised opinion.

Response: The Company has obtained and filed as Exhibit 5.5 to Amendment No. 2 a revised legality opinion that addresses the laws and regulations of Malaysia in paragraph 3.7.

Exhibit 5.6

8.	If counsel retains the assumption which appears in paragraph 4.1, ask it to revise it to provide clarity with regard to the intended scope of the assumption. As currently drafted, it is overly broad. Also ask it to delete the portion of the last paragraph which refers to “accept[ing] no liability,” as well as the “without prejudice” language.

Response: The Company has obtained and filed as Exhibit 5.6 to Amendment No. 2 a revised legality opinion that (i) removes the assumption which appears in paragraph 4.1 and (ii) removes the requested portions of the last paragraph of the opinion.

Exhibit 5.7

9.	The assumption in paragraph II(c) that “each individual” signing any document has “the legal authority” to do so is overly broad, insofar as both the Guarantor and Branch could provide counsel with corresponding representations in that regard. Similarly, the assumptions in paragraph II(n) are overly broad insofar as they could include documents which underlie the opinions with regard to the Guarantor or the Branch. Please obtain and file a new or revised opinion.

Response: The Company has obtained and filed as Exhibit 5.7 to Amendment No. 2 a revised legality opinion that removes paragraphs II(c) and II(n).

Securities and Exchange Commission

February 27, 2013

10.	Notwithstanding the information set forth in paragraph IV(j) and the conclusion set forth in paragraph III(g), the assumption in paragraph II(k) appears inconsistent with the instruction found at Section II.B.3.a of SLB 19 that counsel “should not assume that the registrant…is not in bankruptcy.” Also, counsel should clarify whether the conclusion contained in paragraph III(c) is meant to appear in conjunctive form (to include not resulting in a breach and not constituting a default under the referenced documents) or if the intended meaning is instead the alternative terminology chosen, “or will not constitute.” Please obtain and file a new or revised opinion to clarify both items.

Response: The Company has obtained and filed as Exhibit 5.7 to Amendment No. 2 a revised legality opinion that (i) removes paragraph II(k) and (ii) revised paragraph III(c) to be in conjunctive form.

11.	Absent a separate opinion of Luxembourg counsel regarding the operations, actions, and valid existence of the Branch, all related assumptions (such as those in paragraphs II(i) and II(j)) and conclusions (such as in paragraphs III(c) and III(f)) appear to lack a sufficient basis. Similarly, purported limitations to only the laws of Poland (to the exclusion of Luxembourg law) do not appear appropriate in the circumstances described. Please obtain and file a revised legality opinion or a new legality opinion to address all applicable laws in that regard.

Response: The Company has obtained and filed as Exhibit 5.9 to Amendment No. 2 a new legality opinion of Luxembourg counsel regarding the operations, actions and valid existence of the Branch.

12.	In the antepenultimate paragraph, counsel indicates that the opinion “may not be used or relied upon by any other person or for any other purpose or used, circulated, quoted or otherwise referred to for any other purpose.” Please obtain and file an opinion which does not include this impermissible limitation on reliance.

Response: The Company has obtained and filed as Exhibit 5.7 to Amendment No. 2 a revised legality opinion that removes the limitation on reliance in the antepenultimate paragraph.

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If any member of the staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Joshua P. Agrons of this firm at (713) 651-5529.

Very truly yours,

/s/ Martin F. Doublesin

Martin F. Doublesin